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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years Ended					Three Months Ended
	12/31/2005	12/31/2006	12/31/2007	12/28/2008	12/27/2009	3/28/2010
Income (loss) from continuing operations from Form 10-K 12/27/2009 and Form 10-Q March 28,2010	1.2	(41.2)	(27.2)	(104.0)	(38.3)	(0.4)
Add back:
Income taxes	(1.8)	14.5	1.3	(0.7)	1.0	0.3

Pretax income from continuing operations	(0.6)	(26.7)	(25.9)	(104.7)	(37.3)	(0.1)

Fixed Charges
Interest expense	0.0	1.9	1.6	10.4	10.6	3.9
Interest component of rent expense—estimated	1.5	1.3	1.4	2.1	2.4	0.4
Interest expense—discontinued operations	0.0	0.0	2.2	0.0	0.0

Total fixed charges	1.5	3.2	5.2	12.5	13.0	4.3

Earning plus fixed charges	0.9	(23.5)	(20.7)	(92.2)	(24.3)	4.2
Ratio of earnings to fixed charges	— (2)	— (2)	— (2)	— (2)	— (2)	— (2)

(1)
Fixed charges consist of interest expense, which includes amortization of deferred finance charges on our credit facility and interest expense on our lease obligations. The interest component of rent was estimated to be one-third of net rental expense, which we believe is representative of the interest factor.

(2)
Due to the losses for the years ended December 31, 2005, December 31, 2006, December 31, 2007, December 28, 2008, December 27, 2009 and the three months ended March 28, 2010, the coverage ration was less than 1:1 for these periods. We would have had to generate additional earnings of $0.6 million for the year ended December 31, 2005, $26.7 million for the year ended December 31, 2006, $25.9 million for the year ended December 31, 2007, $104.7 million for the year ended December 28, 2008, $37.3 for the year ended December 27, 2010 and $0.1 million for the three months ended March 28, 2010 to have achieved a coverage ratios of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges